UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

7F-1, No. 302, Ruey Kuang Road, Neihu

Taipei, Taiwan, R.O.C.

Tel: +886-2-2627-7996

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K

On July 25, 2022, Gorilla Technology Group Inc., a Cayman Islands exempted company (“Gorilla”), issued a press release announcing the appointment of Daphne Huang as Chief Financial Officer of Gorilla, effective July 21, 2022. Ms. Huang will succeed Gorilla’s retiring principal financial officer, Mr. Stardi Yen. The press release is furnished as Exhibit 99.1 to this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 25, 2022

Gorilla Technology Group Inc.

By:	/s/ Dr. Sih-Ping “Spincer” Koh
Name:	Dr. Sih-Ping “Spincer” Koh
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated July 25, 2022.

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